UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2013

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre

No. 18, XibaheXili, Chaoyang District,

Beijing 100020, People’s Republic of China

Fax number: +86 10 57586834

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Reports Unaudited Financial Results for the Fourth Quarter and

Full Year of Fiscal Year 2012

BEIJING, China, March 15, 2013 – Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company,” NASDAQ: KUTV), a leading internet video company focused on User Generated Content (“UGC”) in China, today announced unaudited financial results for the fourth quarter and full year of fiscal year ended December 31, 2012.

Fourth Quarter 2012 Highlights (1)

•

Total revenues were US$3.35 million (RMB20.87 million) in the fourth quarter of 2012, representing an increase of 9.6% from US$3.06 million in the third quarter of 2012 and a decrease of 24.2% from US$4.42 million in the fourth quarter of 2011.

•

GAAP net loss was US$2.98 million (RMB18.57 million), as compared to a net loss of US$3.25 million in the third quarter of 2012 and US$3.94 million in the fourth quarter of 2011. Non-GAAP net loss, which the Company defines as net loss excluding share-based compensation expenses, was US$2.96 million (RMB18.45 million) in the fourth quarter of 2012, as compared to non-GAAP net loss of US$3.26 million in the third quarter of 2012 and US$4.46 million in the fourth quarter of 2011.

•	Basic and diluted loss per ADS was US$0.06 (RMB0.39) in the fourth quarter of 2012, as compared to US$0.07 in the third quarter of 2012 and US$0.08 in the fourth quarter of 2011.

•	Cash and cash equivalents were US$13.07 million (RMB81.43 million) as of December 31, 2012.

•

Net cash used in operating activities was US$3.68 million (RMB22.95 million) in the fourth quarter of 2012, as compared to US$1.92 million in the third quarter of 2012 and US$13.57 million in the fourth quarter of 2011.

Fiscal Year 2012 Highlights (1)

•	Total revenues were US$14.12 million (RMB87.94 million) in 2012, as compared to US$19.22 million in 2011.

•

GAAP net loss was US$9.49 million (RMB59.13 million) in 2012, as compared to US$49.39 million in 2011. Non-GAAP net loss, which the Company defines as net loss excluding share-based compensation expenses, was US$9.03 million (RMB56.24 million) in 2012, as compared to non-GAAP net loss of US$48.16 million in 2011.

•	Basic and diluted loss per ADS was US$0.19 (RMB1.21) in 2012, as compared to US$1.16 in 2011.

•	Net cash used in operating activities was US$8.09 million (RMB50.38 million) in 2012, as compared to US$39.17 million in 2011.

(1)	The reporting currency of the Company is the United States dollar (“U.S. dollar”), but solely for the convenience of the reader, the amounts of Renminbi (“RMB”) presented throughout the release were calculated at the rate of US$1.00=RMB6.2301, representing the noon buying rate as of December 31, 2012 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. This convenience translation is not intended to imply that the U.S. dollar amounts could have been, or could be, converted, realized or settled into RMB at that rate on December 31, 2012, or at any other rate.

“I am pleased to announce our fourth quarter and fiscal year 2012 earnings release.” Mr. Jeff Shi, Chief Executive Officer of Ku6 Media, commented, “2012 was an essential year to Ku6 Media, was the first full year since we switched our strategy to UGC business model in the third quarter of 2011. In 2012, user experience continued to be the top priority for our business. Keeping that in mind, we upgraded the backend infrastructure for our video service, polished our products by introducing major new features and established a loyal content production team with over 20,000 users. We also expanded our mobile product portfolio as 3G became more and more popular. Furthermore, we managed to reduce our cost significantly through 2012 and kept our net loss at a relatively low level of our industry. We believe with the progress we achieved in 2012, 2013 will be an even faster growing year for Ku6 Media. ”

Fourth Quarter 2012 Financial Results

Total revenues were US$3.35 million (RMB20.87 million) in the fourth quarter of 2012, representing an increase of 9.6% from US$3.06 million in the third quarter of 2012 and a decrease of 24.2% from US$4.42 million in the fourth quarter of 2011.

In the second quarter of 2011, the Company started to generate advertising revenues primarily from performance advertising services using a system called Application Advertisement (“AA”). The performance advertising revenue was realized through an affiliated advertising agent which is under common control of Shanda Interactive Entertainment Limited, the Company’s majority shareholder. The Company generated 87.5% of total revenues in the fourth quarter of 2012 through this affiliated advertising agent, as compared to 94.6% of total revenues in the third quarter of 2012.

Cost of revenues was US$3.75 million (RMB23.36 million) in the fourth quarter of 2012, representing an increase of 2.4% from US$3.66 million in the third quarter of 2012 and a decrease of 11.4% from US$4.23 million in the fourth quarter of 2011.

Gross loss was US$0.40 million (RMB2.49 million) in the fourth quarter of 2012, as compared to a gross loss of US$0.61 million in the third quarter of 2012 and a gross profit of US$0.19 million in the fourth quarter of 2011. Non-GAAP gross loss, which is herein defined as a gross loss excluding share-based compensation expenses, was US$0.33 million (RMB2.07 million) in the fourth quarter of 2012, as compared to a non-GAAP gross loss of US$0.58 million in the third quarter of 2012 and US$0.02 million in the fourth quarter of 2011. The decrease in non-GAAP gross loss as compared to the third quarter of 2012 was primarily attributable to the increase in revenues.

Operating expenses were US$3.17 million (RMB19.72 million) in the fourth quarter of 2012, representing an increase of 11.1% from US$2.85 million in the third quarter of 2012 and a decrease of 27.7% from US$4.38 million in the fourth quarter of 2011. Non-GAAP operating expenses, which is herein defined as operating expenses excluding share-based compensation expenses, were US$3.21 million (RMB20.02 million) in the fourth quarter of 2012, as compared to non-GAAP operating expenses of US$2.88 million in the third quarter of 2012 and US$4.69 million in the fourth quarter of 2011. The sequential increase was mainly attributable to expenditures on marketing and branding promotion activities held in the fourth quarter of 2012.

Operating loss was US$3.57 million (RMB22.21 million) in the fourth quarter of 2012, representing an increase of 3.2% from US$3.46 million in the third quarter of 2012 and a decrease of 14.9% from US$4.19 million in the fourth quarter of 2011. Non-GAAP operating loss, which reflects the exclusion of share-based compensation expenses, was US$3.55 million (RMB22.09 million) in the fourth quarter of 2012, as compared to the non-GAAP operating loss of US$3.46 million in the third quarter of 2012 and US$4.71 million in the fourth quarter of 2011.

Net loss was US$2.98 million (RMB18.57 million) in the fourth quarter of 2012, representing a decrease of 8.3% from US$3.25 million in the third quarter of 2012 and a decrease of 24.3% from US$3.94 million in the fourth quarter of 2011. Non-GAAP net loss, which reflects the exclusion of share-based compensation expenses, was US$2.96 million (RMB18.45 million) in the fourth quarter of 2012, as compared to US$3.26 million in the third quarter of 2012 and US$4.46 million in the fourth quarter of 2011. The decrease in net loss as compared to the third quarter of 2012 was primarily attributable to (1) a US$0.29 million (RMB1.83 million) increase in revenues and (2) a US$0.27 million (RMB1.66 million) increase in government subsidy benefits, partially offset by increased expenditures on marketing and branding promotion activities held in the fourth quarter of 2012.

Net loss attributable to Ku6 Media was US$2.98 million (RMB18.57 million) in the fourth quarter of 2012, as compared to US$3.25 million in the third quarter of 2012 and US$3.94 million in the fourth quarter of 2011. Non-GAAP net loss attributable to Ku6 Media, reflecting the exclusion of share- based compensation expenses, was US$2.96 million (RMB18.45 million) in the fourth quarter of 2012, as compared to the non-GAAP net loss attributable to Ku6 Media of US$3.26 million in the third quarter of 2012 and US$4.46 million in the fourth quarter of 2011.

Net loss attributable to Ku6 Media per basic and diluted ADS was US$0.06 (RMB0.39) in the fourth quarter of 2012, as compared to US$0.07 in the third quarter of 2012 and US$0.08 in the fourth quarter of 2011. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 47.4 million in the fourth quarter of 2012, 48.3 million in the third quarter of 2012 and 50.2 million in the fourth quarter of 2011.

Adjusted EBITDA loss, which is herein defined as net loss attributable to Ku6 Media before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses, equity in loss of affiliates and other non-operating items, was US$2.60 million (RMB16.19 million) in the fourth quarter of 2012, as compared to adjusted EBITDA loss of US$2.58 million in the third quarter of 2012 and US$3.86 million in the fourth quarter of 2011.

As of December 31, 2012, the Company had US$13.07 million (RMB81.43 million) in cash and cash equivalents, compared to US$12.55 million as of September 30, 2012. The slight increase was primarily due to a US$4.30 million (RMB26.79 million) repayment of loans owed to a related party, partially offset by the net cash used in operating activities in the amount of US$3.68 million (RMB22.95 million) in the fourth quarter of 2012.

Fiscal Year 2012 Financial Results

Total revenues were US$14.12 million (RMB87.94 million) in 2012, compared to US$19.22 million in 2011.

Cost of revenues was US$14.60 million (RMB90.98 million) in 2012, representing 103.5% of total revenues, as compared to US$30.88 million, 160.7% of revenues in 2011. The change of content strategy since the second quarter of 2011 from long-form professional content to UGC is the main reason for the significant decrease in cost of revenues.

Gross loss was US$0.49 million (RMB3.04 million) in 2012, as compared to a gross loss of US$11.66 million in 2011. Non-GAAP gross loss was US$0.33 million (RMB2.04 million) in 2012, as compared to a non-GAAP gross loss of US$11.34 million in 2011.

Operating expenses were US$10.48 million (RMB65.30 million) in 2012 as compared to US$37.91 million in 2011. Non-GAAP operating expenses were US$10.18 million (RMB63.41 million) in 2012 as compared to non-GAAP operating expenses of US$37.00 million in 2011. As the Company changed its business strategy in the second quarter of 2011, operating expenses decreased in 2012 in terms of: (1) labor costs as a result of restructuring of sales department; (2) sales and marketing expenses as a result of transition from branding advertising to performance advertising; (3) bad debt expenses as a result of collection of accounts receivable previously written down; (4) loss from disposal of network equipments due to technological upgrade; (5) litigation expenses for possible copyright lawsuits; and (6) impairment for intangible assets.

Operating loss was US$10.97 million (RMB68.34 million) in 2012 as compared to US$49.57 million in 2011. Non-GAAP operating loss was US$10.51 million (RMB65.45 million) in 2012 as compared to the non-GAAP operating loss of US$48.34 million in 2011.

Net loss was US$9.49 million (RMB59.13 million) in 2012 as compared to US$49.39 million in 2011. Non-GAAP net loss was US$9.03 million (RMB56.24 million) in 2012 as compared to US$48.16 million in 2011.

Net loss attributable to Ku6 Media was US$9.49 million (RMB59.13 million) in 2012 as compared to US$49.34 million in 2011. Non-GAAP net loss attributable to Ku6 Media was US$9.03 million (RMB56.24 million) in 2012 as compared to US$48.11 million in 2011.

Net loss attributable to Ku6 Media per basic and diluted ADS was US$0.19 (RMB1.21) in 2012 as compared to US$1.16 in 2011. Weighted average ADSs used to calculate basic and diluted net loss per ADS were 49.0 million in 2012 and 42.7 million in 2011.

Adjusted EBITDA loss was US$7.01 million (RMB43.65 million) in 2012 as compared to adjusted EBITDA loss of US$43.09 million in 2011.

Recent Business Developments

Ranked No.1 Among the Most Influential Video Websites in Terms of UGC by KY-Research

In February 2013, the Company was ranked No.1 among the most influential video websites in terms of user-generated content in China in a research report published by KY-Research.com, a well-known market research institution in China. According to KY-Research’s report, the research was conducted based on three major indexes: search results on search engine websites, content quoted by seven major portal websites and content quoted by peer websites.

Share Repurchase Program of 2011

Pursuant to a share repurchase program announced on December 30, 2011, the Company’s Board of Directors have authorized the Company to repurchase up to an aggregate of US$3.2 million of its outstanding ADSs from time to time following the date thereof, based on market conditions. As of December 31, 2012, the Company has repurchased 99,585 ADSs from open market under this program.

Conference Call Information

Ku6’s management team will be hosting a corresponding conference call at 8:00am EDT on Friday, March 15, 2013 (8:00pm Beijing time on the same day).

Dial-in numbers:

International Dial-in Number:	+65 67239381
United States Toll Free Number:	18665194004
Mainland China Toll Free Number:	4006208038 / 8008190121
Hong Kong Toll Free Number:	800930346
Conference ID:	21965063

A replay will be available from 10:00am March 15, 2013 EDT for 7 days.

International Dial-in Number:	+61 2 8199 0299
United States Toll Free Number:	18554525696
Mainland China Toll Free Number: Hong Kong Toll Free Number:	4001200932 / 8008700205 800963117
Conference ID:	21965063

A live and archived webcast of the conference call will also be available at

http://www.media-server.com/m/p/v73ay88z http://www.media-server.com/m/p/z2v9kooi

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (NASDAQ: KUTV) is a leading internet video company in China focused on User Generated Content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video uploading and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

Forward-looking Statements

This news release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “believes,” “could,” “expects,” “may,” “might,” “should,” “will,” or “would,” and by similar statements. Forward-looking statements are not historical facts, but instead represent only the Company’s beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of its control. It is possible that the Company’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Some of the risks and important factors that could affect the Company’s future results and financial condition include: continued competitive pressures in China’s internet video portal market; changes in technology and consumer demand in this market; the risk that Ku6 Media may not be able to control its expenses in the future; regulatory changes in China with respect to the operations of internet video portal websites; the success of Ku6 Media’s ability to sell advertising and other services on its websites; and other risks outlined in the Company’s filings with the Securities and Exchange Commission, including the Company’s annual report on Form 20-F. Ku6 Media does not undertake any obligation to update this forward-looking information, except as required under law.

About Non-GAAP Financial Measures

To supplement Ku6 Media’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Ku6 Media uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP net loss, non-GAAP net loss attributable to Ku6 Media and adjusted EBITDA loss. We define non-GAAP gross profit or loss, non-GAAP operating expenses, non-GAAP product development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP operating loss, non-GAAP net loss and non-GAAP net loss attributable to Ku6 Media as the respective nearest comparable GAAP financial measure excluding share-based compensation expenses. We define adjusted EBITDA loss as net loss attributable to Ku6 Media before interest income, interest expenses, income taxes, depreciation and amortization (excluding amortization and write-down of licensed video copyrights), further adjusted for share-based compensation expenses, equity in loss of affiliates and other non-operating items. We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Ku6 Media’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For further information, please contact:

Ms. Helen Zou

Investor Relations Director

Telephone +86 10 5758 6835

ir@ku6.com

Ku6 Media Co., Ltd.

Consolidated Balance Sheets

(Amounts in thousands, except for number of shares)	December 31, 2011 US$	December 31, 2012 US$ (Unaudited)	December 31, 2012 RMB (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	26,751	13,071	81,434
Restricted cash	3,600	—	—
Accounts receivable, net	777	67	418
Accounts receivable due from related parties	2,740	4,399	27,406
Prepaid expenses and other current assets	884	523	3,258
Other receivables due from related parties	19,539	6,097	37,985
Total current assets	54,291	24,157	150,501
Non-current assets:
Deposits	307	310	1,931
Property and equipment, net	3,593	2,918	18,180
Acquired intangible assets, net	24,111	22,552	140,501
Investment in equity affiliate	255	—	—
Goodwill	6,233	6,233	38,832
Total non-current assets	34,499	32,013	199,444
TOTAL ASSETS	88,790	56,170	349,945
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	3,178	—	—
Accounts payable	6,365	4,645	28,939
Accounts payable due to related parties	—	—	—
Accrued expenses and other current liabilities	10,016	9,353	58,270
Other payables due to related parties	13,552	3,780	23,550
Total current liabilities	33,111	17,778	110,759
Non-current deferred tax liabilities	4,826	4,826	30,066
Total liabilities	37,937	22,604	140,825
Shareholders’ equity:
Ordinary shares (US$0.00005 par value; 12,000,000,000 shares authorized; 5,019,786,036 shares and 4,732,446,560 shares issued and outstanding as of December 31, 2011 and December 31, 2012, respectively)	251	236	1,470
Additional paid-in capital	184,874	177,183	1,103,868
Accumulated deficit	(132,449)	(141,940)	(884,300)
Accumulated other comprehensive loss	(1,823)	(1,913)	(11,918)
Total Ku6 Media Co., Ltd. shareholders’ equity	50,853	33,566	209,120
Non-controlling interests	—	—	—
Total shareholders’ equity	50,853	33,566	209,120
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	88,790	56,170	349,945

Ku6 Media Co., Ltd.

Consolidated Statements of Operations

	For the Three Months Ended				For the Twelve Months Ended
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2012
	US$	US$	US$	RMB	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues:
Advertising
Third parties	977	161	419	2,610	11,146	1,633	10,174
Related parties	3,444	2,895	2,931	18,261	8,076	12,482	77,764
Total revenues	4,421	3,056	3,350	20,871	19,222	14,115	87,938
Cost of revenues:
Advertising
Third parties	4,233	3,662	3,750	23,363	30,501	14,603	90,978
Related parties	—	—	—	—	380	—	—
Total cost of revenues	4,233	3,662	3,750	23,363	30,881	14,603	90,978
Gross profit (loss)	188	(606)	(400)	(2,492)	(11,659)	(488)	(3,040)
Operating expenses:
Product development	592	468	563	3,508	2,693	1,973	12,292
Sales and marketing	16	283	797	4,965	11,815	1,689	10,523
General and administrative	3,767	2,098	1,805	11,245	23,404	6,820	42,489
Total operating expenses	4,375	2,849	3,165	19,718	37,912	10,482	65,304
Operating loss	(4,187)	(3,455)	(3,565)	(22,210)	(49,571)	(10,970)	(68,344)
Interest income	82	129	158	984	171	620	3,863
Other income	563	256	481	2,997	1,293	1,730	10,778
Interest expenses	(333)	(114)	(55)	(343)	(1,119)	(619)	(3,857)
Equity in loss of affiliates	(63)	(66)	—	—	(264)	(252)	(1,570)
Loss before income tax expense	(3,938)	(3,250)	(2,981)	(18,572)	(49,490)	(9,491)	(59,130)
Income tax benefit	—	—	—	—	99	—	—
Net loss	(3,938)	(3,250)	(2,981)	(18,572)	(49,391)	(9,491)	(59,130)
Less: Net loss attributable to non-controlling interests	—	—	—	—	47	—	—
Net loss attributable to Ku6 Media Co., Ltd.	(3,938)	(3,250)	(2,981)	(18,572)	(49,344)	(9,491)	(59,130)
Loss per share - basic and diluted
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	(US$0.00)	(US$0.00)	(US$0.00)	(RMB0.00)	(US$0.01)	(US$0.00)	(RMB0.01)
Loss per ADS - basic and diluted
Net loss attributable to Ku6 Media Co., Ltd. ordinary shareholders	(US$0.08)	(US$0.07)	(US$0.06)	(RMB0.39)	(US$1.16)	(US$0.19)	(RMB1.21)
Weighted average shares used in per share calculation - basic and diluted	5,019,786,036	4,832,763,530	4,735,357,337	4,735,357,337	4,265,277,638	4,901,279,176	4,901,279,176
Weighted average ADSs used in per ADS calculation - basic and diluted	50,197,860	48,327,635	47,353,573	47,353,573	42,652,776	49,012,792	49,012,792

Ku6 Media Co., Ltd.

Consolidated Statements of Cash Flows

	For the Three Months Ended				For the Twelve Months Ended
(Amounts in thousands)	December 31, 2011	September 30, 2012	December 31, 2012	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2012
	US$	US$	US$	RMB	US$	US$	RMB
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(3,938)	(3,250)	(2,981)	(18,572)	(49,391)	(9,491)	(59,130)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation (reversal)	(522)	(5)	20	125	1,232	464	2,891
Share-based compensation cost in relation to disposition of Yisheng	—	—	—	—	522	—	—
Depreciation and amortization	851	877	947	5,900	5,198	3,500	21,805
Amortization and write-down of licensed video copyrights	294	—	—	—	3,723	1	6
Impairment of intangible assets	—	—	—	—	1,365	—	—
Bad debt provision (reversal)	(63)	(187)	(53)	(330)	3,459	(2,255)	(14,049)
Reversal of legal provision	—	—	—	—	—	(565)	(3,520)
Exchange loss (gain)	(25)	(93)	(59)	(368)	292	(160)	(997)
Equity in loss of affiliates	63	66	—	—	264	252	1,570
Loss (gain) on disposal of property and equipments	—	—	49	305	2,978	28	175
Changes in assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	1,600	188	(23)	(143)	3,817	2,946	18,354
Prepaid expenses and other current assets	(319)	(290)	215	1,339	(1,519)	360	2,243
Amount due from related parties	(174)	232	(1,144)	(7,127)	(3,912)	(1,747)	(10,884)
Deposits and other non-current assets	(23)	—	—	—	(308)	—	—
Inventories	—	—	—	—	31	—	—
Accounts payable	(8,768)	658	(104)	(648)	(7,906)	(1,485)	(9,252)
Accrued expenses and other current liabilities	(2,617)	(171)	(605)	(3,769)	620	(97)	(604)
Amount due to related parties	76	54	55	343	461	162	1,009
Income tax payable	—	—	—	—	(99)	—	—
Net cash used in operating activities	(13,565)	(1,921)	(3,683)	(22,945)	(39,173)	(8,087)	(50,383)
Cash flows from investing activities:
Purchases of property and equipment	(1,144)	(1,092)	(5)	(31)	(2,364)	(1,277)	(7,956)
Proceeds from disposal of property and equipments	—	—	1	5	—	24	150
Payments for licensed video copyrights	(153)	(88)	—	—	(5,529)	(236)	(1,470)
Cash-out from disposal of subsidiaries, net of cash disposed	—	—	—	—	(112)	—	—
Restricted cash for pledge of bank loans	2,066	3,600	—	—	(3,600)	3,600	22,428
Loans to related parties under common control by Shanda	—	—	—	—	(14,108)	(470)	(2,928)
Repayment of loans to related parties under common control by Shanda	—	—	4,300	26,789	—	14,000	87,221
Net cash provided by (used in) investing activities	769	2,420	4,296	26,763	(25,713)	15,641	97,445
Cash flows from financing activities:
Proceeds from exercise of stock options	—	—	—	—	4	—	—
Proceeds from issuance of common shares to Shanda	—	—	—	—	50,000	—	—
Proceeds from issuance of convertible bonds to Shanda	—	—	—	—	50,000	—	—
Cash paid for redemption of convertible bonds to Shanda	—	—	—	—	(50,000)	—	—
Repurchase of ordinary shares	—	(8,083)	(87)	(542)	—	(8,170)	(50,900)
Borrowings from bank	1,084	—	—	—	3,177	—	—
Repayment for loans from bank	—	(3,148)	—	—	—	(3,148)	(19,612)
Borrowings from related parties under common control by Shanda	—	—	—	—	13,336	—	—
Repayment of loans from related parties under common control of Shanda	(3,178)	—	—	—	(3,190)	(9,904)	(61,703)
Net cash provided by (used in) financing activities	(2,094)	(11,231)	(87)	(542)	63,327	(21,222)	(132,215)
Effect of exchange rate changes on cash and cash equivalents	12	(5)	—	1	1,015	(12)	(75)
Net increase (decrease) in cash and cash equivalents	(14,878)	(10,737)	526	3,277	(544)	(13,680)	(85,228)
Cash and cash equivalents, beginning of period	41,629	23,282	12,545	78,157	27,295	26,751	166,662
Cash and cash equivalents, end of period	26,751	12,545	13,071	81,434	26,751	13,071	81,434

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (*)

(Amounts in thousands of United States dollars (“US$”) and Renminbi (“RMB”), unaudited)

1.	Non-GAAP Gross Profit (Loss)

	For the Three Months Ended				For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Gross profit (loss)	188	(606)	(400)	(2,492)	(11,659)	(488)	(3,040)
Add back (deduct):
share-based compensation	(211)	28	68	424	320	160	997

Non-GAAP gross profit (loss)	(23)	(578)	(332)	(2,068)	(11,339)	(328)	(2,043)

2.	Non-GAAP Operating Expenses

	For the Three Months Ended				For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Operating expenses	4,375	2,849	3,165	19,718	37,912	10,482	65,304
Deduct (add back):
share-based compensation	(311)	(33)	(48)	(299)	912	304	1,894

Non-GAAP operating expenses	4,686	2,882	3,213	20,017	37,000	10,178	63,410

3.	Non-GAAP Product Development Expenses

	For the Three Months Ended				For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Product development expenses	592	468	563	3,508	2,693	1,973	12,292
Deduct (add back):
share-based compensation	(85)	22	40	250	260	81	505

Non-GAAP product development expenses	677	446	523	3,258	2,433	1,892	11,787

4.	Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended				For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Sales and marketing expenses	16	283	797	4,965	11,815	1,689	10,523
Deduct (add back):
share-based compensation	(452)	8	20	124	(8)	40	249

Non-GAAP sales and marketing expenses	468	275	777	4,841	11,823	1,649	10,274

5.	Non-GAAP General and Administrative Expenses

	For the Three Months Ended				For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
General and administrative expenses	3,767	2,098	1,805	11,245	23,404	6,820	42,489
Deduct (add back):
share-based compensation	226	(63)	(108)	(673)	660	183	1,140

Non-GAAP general and administrative expenses	3,541	2,161	1,913	11,918	22,744	6,637	41,349

6.	Non-GAAP Operating Loss

	For the Three Months Ended				For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Operating loss	(4,187)	(3,455)	(3,565)	(22,210)	(49,571)	(10,970)	(68,344)
Add back (deduct):
share-based compensation	(522)	(5)	20	125	1,232	464	2,891

Non-GAAP operating loss	(4,709)	(3,460)	(3,545)	(22,085)	(48,339)	(10,506)	(65,453)

7.	Non-GAAP Net Loss

	For the Three Months Ended				For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Net loss	(3,938)	(3,250)	(2,981)	(18,572)	(49,391)	(9,491)	(59,130)
Add back (deduct):
share-based compensation	(522)	(5)	20	125	1,232	464	2,891

Non-GAAP net loss	(4,460)	(3,255)	(2,961)	(18,447)	(48,159)	(9,027)	(56,239)

8.	Non-GAAP Net Loss Attributable to Ku6 Media Co., Ltd.

	For the Three Months Ended				For the Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Net loss attributable to Ku6 Media Co., Ltd.	(3,938)	(3,250)	(2,981)	(18,572)	(49,344)	(9,491)	(59,130)
Add back (deduct):
share-based compensation	(522)	(5)	20	125	1,232	464	2,891

Non-GAAP net loss attributable to Ku6 Media Co., Ltd.	(4,460)	(3,255)	(2,961)	(18,447)	(48,112)	(9,027)	(56,239)

9.	Adjusted EBITDA Loss

	For the Three Months Ended				For theTwelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2011	2012	2012	2012	2011	2012	2012
	US$	US$	US$	RMB	US$	US$	RMB
Net loss attributable to Ku6 Media Co., Ltd.	(3,938)	(3,250)	(2,981)	(18,572)	(49,344)	(9,491)	(59,130)
Add back (deduct):
Interest income	(82)	(129)	(158)	(984)	(171)	(620)	(3,863)
Interest expenses	333	114	55	343	1,119	619	3,857
Income tax benefit	—	—	—	—	(99)	—	—
Depreciation and amortization (excluding amortization and write-down of licensed video copyrights)	851	877	947	5,900	5,198	3,500	21,805

EBITDA loss	(2,836)	(2,388)	(2,137)	(13,313)	(43,297)	(5,992)	(37,331)
Adjustments:
Share-based compensation	(522)	(5)	20	125	1,232	464	2,891
Equity in loss of affiliates	63	66	—	—	264	252	1,570
Other income	(563)	(256)	(481)	(2,997)	(1,293)	(1,730)	(10,778)

Adjusted EBITDA loss	(3,858)	(2,583)	(2,598)	(16,185)	(43,094)	(7,006)	(43,648)

*	For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in the earnings release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Frank Feng

Name:	Frank Feng
Title:	Acting CFO

Date: March 15, 2013